EXHIBIT 19

INSIDER TRADING COMPLIANCE MANUAL

APEX TECH ACQUISITION INC.

Adopted: November 2, 2026

In order to take an active role in the prevention of insider trading violations by its officers, directors, employees, consultants, attorneys, advisors, its sponsor and other related individuals, the Board of Directors (the “Board”) of APEX Tech Acquisition Inc., a Cayman Islands exempted company (the “Company”), has adopted the policies and procedures described in this Insider Trading Compliance Manual.

I.	Adoption of Insider Trading Policy.

Effective as of the date first written above, the Board has adopted the Insider Trading Policy attached hereto as Exhibit A (as the same may be amended from time to time by the Board, the “Policy”), which prohibits trading based on “material, nonpublic information” regarding the Company or any company whose securities are listed for trading or quotation in the United States (“Material Nonpublic Information”).

This Policy covers all officers and directors of the Company and its subsidiaries, all other employees of the Company and its subsidiaries, APEX INNOVATION ACQUISITION CORP., the Company’s sponsor (the “Sponsor”), and the members, directors and officers of the Sponsor, and consultants or contractors to the Company or its subsidiaries who have or may have access to Material Nonpublic Information and members of the immediate family or household of any such person. This Policy (and/or a summary thereof) is to be delivered to all employees, consultants and related individuals who are within the categories of covered persons upon the commencement of their relationships with the Company.

II.	Designation of Certain Persons.

A.	Section 16 Individuals. All directors and executive officers of the Company, and the Sponsor as the beneficial owner of more than ten percent of the Company’s ordinary shares, will be subject to the reporting and liability provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (“Section 16 Individuals”).

B.	Other Persons Subject to Policy. In addition, certain employees, consultants, and advisors of the Company as described in Section I above have, or are likely to have, from time to time access to Material Nonpublic Information and together with the Section 16 Individuals, are subject to the Policy, including the pre-clearance requirement described in Section IV. A. below.

C.	Post-Termination Transactions. This Policy continues to apply to transactions in Company securities even after an employee, officer or director has resigned or terminated employment or service. If the person who resigns or separates from the Company is in possession of Material Nonpublic Information at that time, he or she may not trade in Company securities until that information has become public or is no longer material.

III.	Appointment of Insider Trading Compliance Officer.

By the adoption of this Policy, the Board has appointed the Company’s Chief Executive Officer as the Insider Trading Compliance Officer (the “Compliance Officer”).

IV.	Duties of Compliance Officer.

The Compliance Officer has been designated by the Board to handle any and all matters relating to the Company’s Insider Trading Compliance Program. Certain of those duties may require the advice of outside counsel with special expertise in securities issues and relevant law. The duties of the Compliance Officer shall include the following:

A.	Pre-clearing all transactions involving the Company’s securities by the Section 16 Individuals and those individuals having regular access to Material Nonpublic Information in order to determine compliance with the Policy, insider trading laws, Section 16 of the Exchange Act and Rule 144 promulgated under the Securities Act of 1933, as amended (“Rule 144”). Attached hereto as Exhibit B is a Pre-Clearance Checklist to assist the Compliance Officer’s performance of this duty.

B.	Assisting in the preparation and filing of Section 16 reports (Forms 3, 4 and 5) for all Section 16 Individuals, bearing in mind, however, that the preparation of such reports is undertaken by the Company as a courtesy only and that the Section 16 Individuals alone (and not the Company, its employees or advisors) shall be solely responsible for the content and filing of such reports and for any violations of Section 16 under the Exchange Act and related rules and regulations.

C.	Serving as the designated recipient at the Company of copies of reports filed with the Securities and Exchange Commission (“SEC”) by Section 16 Individuals under Section 16 of the Exchange Act.

D.	Performing periodic reviews of available materials, which may include Forms 3, 4 and 5, Form 144, officers’ and directors’ questionnaires, and reports received from the Company’s stock administrator and transfer agent, to determine trading activity by officers, directors and others who have, or may have, access to Material Nonpublic Information.

E.	Circulating the Policy (and/or a summary thereof) to all covered employees, including Section 16 Individuals, on an annual basis, and providing the Policy and other appropriate materials to new officers, directors and others who have, or may have, access to Material Nonpublic Information.

F.	Assisting the Board in implementation of the Policy and all related Company policies.

G.	Coordinating with Company internal or external legal counsel regarding all securities compliance matters.

H.	Retaining copies of all appropriate securities reports, and maintaining records of his or her activities as Compliance Officer.

ACKNOWLEDGMENT

I hereby acknowledge that I have received a copy of APEX Tech Acquisition Inc.’s Insider Trading Compliance Manual (the “Insider Trading Manual”). Further, I certify that I have reviewed the Insider Trading Manual, understand the policies and procedures contained therein and agree to be bound by and adhere to these policies and procedures.

Dated:

Signature:

Name:

Exhibit A

APEX TECH ACQUISITION INC.

INSIDER TRADING POLICY

And Guidelines With Respect To Certain Transactions In Company Securities

APPLICABILITY OF POLICY

This Policy applies to all transactions in the Company’s securities, including units, ordinary shares, rights to receive ordinary shares and any other securities the Company may issue from time to time, such as preferred shares, warrants and convertible notes, and any securities issued in exchange for or upon conversion of such securities in connection with the Company’s initial business combination, as well as to derivative securities relating to the Company’s shares, whether or not issued by the Company, such as exchange-traded options. It applies to all officers and directors of the Company, all other employees of the Company and its subsidiaries, the Sponsor and the members, directors and officers of the Sponsor, and consultants or contractors to the Company or its subsidiaries who have or may have access to Material Nonpublic Information (as defined below) regarding the Company and members of the immediate family or household of any such person. This group of people is sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Nonpublic Information from any Insider.

Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as such information is not publicly known.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

It is not possible to define all categories of material information. However, the U.S. Supreme Court and other federal courts have ruled that information should be regarded as “material” if there is a substantial likelihood that a reasonable investor:

(1)	would consider the information important in making an investment decision; and

(2)	would view the information as having significantly altered the “total mix” of available information about the Company.

“Nonpublic” information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

While it may be difficult to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. In addition, material information may be positive or negative. Depending on the facts and circumstances, any information related to a potential business combination by the Company is likely to be material, and the restrictions in this Policy could apply to any potential public or private target of the Company. Examples of such information may include:

●	Financial results

●	Information relating to the Company’s stock exchange listing or SEC regulatory issues

●	News of a pending or proposed merger or acquisition

●	Impending bankruptcy or financial liquidity problems

●	New equity or debt offerings

●	Significant litigation exposure due to actual or threatened litigation

●	Changes in senior management or the Board of Directors of the Company

CERTAIN EXCEPTIONS

For purposes of this Policy:

General Exceptions. Any exceptions to this Policy may only be made by advance written approval of the Company’s Chief Executive Officer. Any such exceptions shall be immediately reported to members of the Board.

STATEMENT OF POLICY

General Policy

It is the policy of the Company to prohibit the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading related to the Company or any other company.

Specific Policies

1.	Trading on Material Nonpublic Information. With certain exceptions, no Insider shall engage in any transaction involving a purchase or sale of the Company’s or any other company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material.

However, see Section 2 under “Permitted Trading Period” below for a full discussion of trading pursuant to a pre-established plan or by delegation.

As used herein, the term “Trading Day” shall mean a day on which national stock exchanges are open for trading.

2.	Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

Regulation FD (Fair Disclosure) is an issuer disclosure rule implemented by the SEC that addresses selective disclosure of Material Nonpublic Information. The regulation provides that when the Company, or a person acting on its behalf, discloses Material Nonpublic Information to certain enumerated persons (in general, securities market professionals and holders of the Company’s securities who may well trade on the basis of the information), it must make public disclosure of that information. The timing of the required public disclosure depends on whether the selective disclosure was intentional or unintentional; for an intentional selective disclosure, the Company must make public disclosure simultaneously; for an unintentional disclosure, the Company must make public disclosure promptly. Under the regulation, the required public disclosure may be made by filing or furnishing a Form 8-K, or by another method or combination of methods that is reasonably designed to effect broad, non-exclusionary distribution of the information to the public.

It is the policy of the Company that all public communications of the Company (including, without limitation, communications with the press, other public statements, statements made via the Internet or social media outlets, or communications with any regulatory authority) be handled only through the Company’s Chief Executive Officer (the “CEO”), an authorized designee of the CEO or the Company’s public or investor relations firm. Please refer all press, analyst or similar requests for information to the CEO and do not respond to any inquiries without prior authorization from the CEO. If the CEO is unavailable, the Company’s Chief Financial Officer (or the authorized designee of such officer) will fill this role.

3.	Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information (including, without limitation, via email or by posting on Internet message boards, blogs or social media) is strictly forbidden.

4.	Duty to Report Inappropriate and Irregular Conduct. All officers, employees and other Insiders have a responsibility for maintaining financial integrity within the Company, consistent with generally accepted accounting principles and both federal and state securities laws. Any Insider who becomes aware of any incidents involving financial or accounting manipulation or irregularities, whether by witnessing the incident or being told of it, must report it to the Compliance Officer and to any member of the Company’s audit committee. Nothing in this Policy prohibits or restricts any person from reporting possible violations of law or regulation to, filing a charge or complaint with, communicating with, or participating in any investigation or proceeding conducted by, the SEC or any other federal, state or local governmental agency, in each case without notice to or approval from the Company. For a more complete understanding of this issue, Insiders should consult the Company’s Code of Conduct and Ethics and/or seek the advice of the Company’s principal executive officers (who may, in turn, seek input from the Company’s outside legal counsel).

POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY ACTION

1.	Liability for Insider Trading. Insiders may be subject to penalties of up to $5,000,000 for individuals (and $25,000,000 for a business entity) and up to twenty (20) years in prison for engaging in transactions in the Company’s securities at a time when they possess Material Nonpublic Information regarding the Company. In addition, the SEC has the authority to seek a civil monetary penalty of up to three times the amount of profit gained or loss avoided by illegal insider trading. “Profit gained” or “loss avoided” generally means the difference between the purchase or sale price of the Company’s shares and its value as measured by the trading price of the shares a reasonable period after public dissemination of the nonpublic information.

2.	Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to monitor and uncover insider trading.

3.	Possible Disciplinary Actions. Individuals subject to the Policy who violate this Policy shall also be subject to disciplinary action by the Company, which may include suspension, forfeiture of perquisites, ineligibility for future participation in any equity incentive plans of the Company and/or termination of employment or other relationship with the Company.

PERMITTED TRADING PERIOD

1. Black-Out Period and Trading Window.

To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that all officers, directors, members of the immediate family or household of any such person and others who are subject to this Policy refrain from conducting any transactions involving the purchase or sale of the Company’s securities, other than during the period in any fiscal quarter commencing at the close of business on the second Trading Day following the date of public disclosure of the financial results for the prior fiscal quarter or year and ending on the twenty-fifth day of the third month of the fiscal quarter (the “Trading Window”). If such public disclosure occurs on a Trading Day before the markets close, then such date of disclosure shall be considered the first Trading Day following such public disclosure.

It is the Company’s policy that the period when the Trading Window is “closed” is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This is because Insiders, as any quarter progresses, are increasingly likely to possess Material Nonpublic Information about the expected financial results for the quarter. The purpose of the Trading Window is to avoid any unlawful or improper transactions or the appearance of any such transactions.

It should be noted that even during the Trading Window any person possessing Material Nonpublic Information concerning the Company shall not engage in any transactions in the Company’s (or any other company’s, as applicable) securities until such information has been known publicly for at least two Trading Days. The Company has adopted the policy of delaying trading for “at least two Trading Days” because the securities laws require that the public be informed effectively of previously undisclosed material information before Insiders trade in the Company’s shares. Public disclosure may occur through a widely disseminated press release or through filings, such as Forms 10-Q and 8-K, with the SEC. Furthermore, in order for the public to be effectively informed, the public must be given time to evaluate the information disclosed by the Company. Although the amount of time necessary for the public to evaluate the information may vary depending on the complexity of the information, generally two Trading Days is a sufficient period of time.

From time to time, the Company may also require that Insiders suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons may not engage in any transaction involving the purchase or sale of the Company’s securities during such period and may not disclose to others the fact of such suspension of trading.

Although the Company may from time to time require during a Trading Window that Insiders and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

Notwithstanding these general rules, Insiders may trade outside of the Trading Window provided that such trades are made pursuant to a legally compliant, pre-established plan or by delegation established at a time that the Insider is not in possession of Material Nonpublic Information. These alternatives are discussed in the next section.

2. Trading According to a Pre-established Plan (10b5-1) or by Delegation.

The SEC has adopted Rule 10b5-1 (which was amended in December 2022), which provides an affirmative defense to insider trading liability if Insiders follow very specific procedures. In general, such procedures involve trading according to pre-established instructions, plans or programs (a “10b5-1 Plan”) after a required “cooling off” period described below.

10b5-1 Plans must:

(a) Be documented by a contract, written plan, or formal instruction which provides that the trade take place in the future. For example, an Insider can contract to sell his or her shares on a specific date, or simply delegate such decisions to an investment manager or similar third party. This documentation must be provided to the Compliance Officer;

(b) Include in its documentation the specific amount, price and timing of the trade, or the formula for determining the amount, price and timing. For example, the Insider can buy or sell shares in a specific amount and on a specific date each month, or according to a pre-established percentage (of the Insider’s salary, for example) each time that the share price falls or rises to pre-established levels. In the case where trading decisions have been delegated (i.e., to a third party broker or money manager), the specific amount, price and timing need not be provided;

(c) Be implemented at a time when the Insider does not possess Material Nonpublic Information. As a practical matter, this means that the Insider may set up 10b5-1 Plans, or delegate trading discretion, only during a “Trading Window” (discussed in Section 1, above), assuming the Insider is not in possession of Material Nonpublic Information;

(d) Remain beyond the scope of the Insider’s influence after implementation, and be entered into and operated in good faith. In general, the Insider must allow the 10b5-1 Plan to be executed without changes to the accompanying instructions, and the Insider cannot later execute a hedge transaction that modifies the effect of the 10b5-1 Plan. Under the amended rule, the Insider must also act in good faith with respect to the 10b5-1 Plan for its entire duration. Insiders should be aware that the termination or modification of a 10b5-1 Plan after trades have been undertaken under such plan could negate the 10b5-1 affirmative defense afforded by such program for all such prior trades. As such, termination or modification of a 10b5-1 Plan should only be undertaken in consultation with your legal counsel. If the Insider has delegated decision-making authority to a third party, the Insider cannot subsequently influence the third party in any way and such third party must not possess Material Nonpublic Information at the time of any of the trades;

(e) Be subject to a “cooling off” period. Rule 10b5-1 contains a “cooling-off period” for directors and officers that prohibits such insiders from trading in a 10b5-1 Plan until the later of (i) 90 days following the plan’s adoption or modification or (ii) two business days following the Company’s disclosure (via a report filed with the SEC) of its financial results for the fiscal quarter in which the plan was adopted or modified, subject to a maximum of 120 days following adoption or modification, and a cooling-off period of 30 days following adoption or modification for all other Insiders; and

(f) Contain Insider certifications. Directors and officers are required to include a certification in their 10b5-1 Plans to certify that at the time the plan is adopted or modified: (i) they are not aware of Material Nonpublic Information about the Company or its securities and (ii) they are adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the anti-fraud provisions of the Exchange Act.

Important: In addition, (i) Insiders (other than the Company) are prohibited from having multiple overlapping 10b5-1 Plans or more than one single-trade plan in any twelve-month period, subject to limited exceptions, (ii) a modification relating to amount, price and timing of trades under a 10b5-1 Plan is deemed a plan termination and adoption of a new plan, which requires a new cooling off period, (iii) whether a particular trade is undertaken pursuant to a 10b5-1 Plan must be disclosed (by checkbox) on the applicable Forms 4 or 5 of the Insider, and (iv) the Company is required to disclose in its Quarterly Reports on Form 10-Q and Annual Report on Form 10-K the adoption, modification or termination of any 10b5-1 Plan by a director or officer.

Pre-Approval Required: Prior to implementing a 10b5-1 Plan, all officers and directors must receive the approval for such plan from (and provide the details of the plan to) the Compliance Officer.

3. Pre-Clearance of Trades.

Even during a Trading Window, all Insiders must comply with the Company’s “pre-clearance” process prior to trading in the Company’s securities, making a bona fide gift of the Company’s securities, implementing a pre-established plan for trading, or delegating decision-making authority over the Insider’s trades. To do so, each Insider must contact the Compliance Officer prior to initiating any of these actions. Clearance of a transaction is valid only for a 48-hour period. The Company may also find it necessary, from time to time, to require compliance with the pre-clearance process from others who may be in possession of Material Nonpublic Information.

4. Individual Responsibility.

Every person subject to this Policy has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has established a Trading Window applicable to that Insider or any other Insiders of the Company. Each individual, and not necessarily the Company, is responsible for his or her own actions and will be individually responsible for the consequences of their actions. Therefore, appropriate judgment, diligence and caution should be exercised in connection with any trade in the Company’s securities. An Insider may, from time to time, have to forgo a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forgo anticipated profit by waiting.

SPECIAL AND PROHIBITED TRANSACTIONS

Because the following transactions create a risk of liability under the securities laws or an appearance of impropriety, no Insider may, without the advance written approval of the Compliance Officer, (i) engage in hedging or monetization transactions with respect to the Company’s securities, including through the use of financial instruments such as prepaid variable forward contracts, equity swaps, collars and exchange funds, (ii) hold the Company’s securities in a margin account or pledge the Company’s securities as collateral for a loan, or (iii) engage in short sales of the Company’s securities or transactions in publicly traded options or other derivative securities relating to the Company’s securities.

APPLICABILITY OF POLICY TO INSIDE INFORMATION REGARDING OTHER COMPANIES

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including any potential public or private target of the Company and the Company’s vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of the Company. Civil and criminal penalties, as well as termination of employment, may result from trading on Material Nonpublic Information regarding the Company’s business partners. All Insiders should treat Material Nonpublic Information about the Company’s business partners with the same care as is required with respect to information relating directly to the Company.

PROHIBITION AGAINST BUYING AND SELLING COMPANY ORDINARY SHARES WITHIN A SIX-MONTH PERIOD

Directors, Officers and 10% Shareholders

Purchases and sales (or sales and purchases) of Company ordinary shares occurring within any six-month period in which a mathematical profit is realized result in illegal “short-swing profits.” The prohibition against short-swing profits is found in Section 16 of the Exchange Act. Section 16 was drafted as a rather arbitrary prohibition against profitable “insider trading” in a company’s securities within any six-month period regardless of the presence or absence of Material Nonpublic Information that may affect the market price of those securities. Each executive officer, director and 10% shareholder of the Company is subject to the prohibition against short-swing profits under Section 16. Such persons are required to file Forms 3, 4 and 5 reporting their initial ownership of the Company’s ordinary shares and any subsequent changes in such ownership. The Sarbanes-Oxley Act of 2002 requires executive officers and directors who must report transactions on Form 4 to do so by the end of the second business day following the transaction date, and amendments to Form 4 require the reporting person to check a box on the form if the purchase or sale was undertaken pursuant to a 10b5-1 Plan. Bona fide gifts of Company securities must also be reported on Form 4 within two business days. Profit realized, for the purposes of Section 16, is calculated generally to provide maximum recovery by the Company. The measure of damages is the profit computed from any purchase and sale or any sale and purchase within the short-swing (i.e., six-month) period, without regard to any setoffs for losses, any first-in or first-out rules, or the identity of the ordinary shares. This approach sometimes has been called the “lowest price in, highest price out” rule.

The rules on recovery of short-swing profits are absolute and do not depend on whether a person has Material Nonpublic Information. In order to avoid trading activity that could inadvertently trigger a short-swing profit, it is the Company’s policy that no executive officer, director or 10% shareholder of the Company who has a 10b5-1 Plan in place may engage in voluntary purchases or sales of Company securities outside of and while such 10b5-1 Plan remains in place.

INQUIRIES

Please direct your questions as to any of the matters discussed in this Policy to the Compliance Officer.

Exhibit B

APEX TECH ACQUISITION INC.

INSIDER TRADING COMPLIANCE PROGRAM - PRE-CLEARANCE CHECKLIST

Individual Proposing to Trade: ______________________________

Number and Type of Securities (units / ordinary shares / rights) covered by Proposed Trade: ______________________________

Date: ______________________

q	Trading Window. Confirm that the trade will be made during the Company’s “trading window.”

q	Section 16 Compliance. Confirm, if the individual is subject to Section 16, that the proposed trade will not give rise to any potential liability under Section 16 as a result of matched past (or intended future) transactions. Also, ensure that a Form 4 has been or will be completed and will be timely filed.

q	Prohibited Trades. Confirm that the proposed transaction is not a “short sale,” put, call, hedging, pledging, margin or other prohibited or strongly discouraged transaction under the Policy.

q	Rule 144 Compliance (as applicable). Confirm that: Rule 144 is available, taking into account the Rule 144(i) restrictions on resales of securities of shell companies (including special purpose acquisition companies); the current public information requirement has been met; the shares are not restricted or, if restricted, the applicable holding period has been met; volume limitations are not exceeded (confirm that the individual is not part of an aggregated group); the manner of sale requirements have been met; and the Notice of Form 144 Sale has been completed and filed.

q	Rule 10b-5 Concerns. Confirm that (i) the individual has been reminded that trading is prohibited when in possession of any material information regarding the Company that has not been adequately disclosed to the public, and (ii) the Insider Trading Compliance Officer has discussed with the individual any information known to the individual or the Insider Trading Compliance Officer which might be considered material, so that the individual has made an informed judgment as to the presence of inside information.

q	Rule 10b5-1 Matters. Confirm whether the individual has implemented, or proposes to implement, a pre-arranged trading plan under Rule 10b5-1. If so, obtain details of the plan.

Signature of Compliance Officer: ______________________________